EXHIBIT 12.6

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY OHIO
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2014	2013 (b)	2012 (b)	2011 (b)	2010 (b)
Earnings as defined for fixed charges calculation
Add:
Pretax income (loss) from continuing operations	$111	$111	$79	$44	$(280)
Fixed charges	100	94	108	119	122
Deduct:
Interest capitalized	—	1	2	2	2
Total earnings	$211	$204	$185	$161	$(160)

Fixed charges:
Interest on debt, including capitalized portions	$95	$90	$104	$114	$117
Estimate of interest within rental expense	5	4	4	5	5
Total fixed charges	$100	$94	$108	$119	$122
Ratio of earnings to fixed charges	2.1	2.2	1.7	1.4	—	(a)

(a)     Earnings insufficient to cover fixed charges by approximately $276 million for the year ended December 31, 2010, primarily due to non-cash goodwill impairment charges.
(b)    Operating results have been revised to reflect the impact of discontinued operations.